EXHIBIT 99.1
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                                  ANNOUNCEMENT


                              WPP GROUP plc ("WPP")


WPP was informed on 27 August 2002 that Ambassador Philip Lader, the non executive Chairman of the company, purchased 790 American Depository Receipts at $37.96 per ADR. Ambassador Lader's resultant beneficial holding is 8950 ordinary WPP shares.



28 August 2002